                                                     Filed by Dean Foods Company
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: Dean Foods Company
                                                  Commission File No.: 001-08262


Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

Suiza Foods Corporation and Dean Foods Company will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Suiza free of charge by requesting them in writing from Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations, or by telephone at (214) 303-3400. You may obtain documents filed with the SEC by Dean Foods free of charge by requesting them in writing from Dean Foods Company, 3600 North River Road, Franklin Park, Illinois 60131,
Attention: Corporate Secretary, or by telephone at (847) 678-1680.

Suiza and Dean Foods, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the merger. Information about the directors and executive officers of Suiza and their ownership of Suiza shares is set forth in the proxy statement for Suiza's 2000 annual meeting of shareholders. Information about the directors and executive officers of Dean Foods and their ownership of Dean Foods stock is set forth in the proxy statement for Dean Foods' 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.


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                                       2
[SUIZA FOODS LOGO]                                             [DEAN FOODS LOGO]


                   SUIZA FOODS AND DEAN FOODS ANNOUNCE MERGER,
                   CREATING $10 BILLION NATIONAL FOOD COMPANY

  Companies Have Complementary Operations, Products, Distribution Networks and
   Geographic Strengths and Strong Commitment to Quality and Customer Service

          Dean Shareholders to Receive Total Value of $40.92 Per Share, Consisting of $21.00 Cash and 0.429 Shares of Suiza Common Stock

                      Transaction, Valued at $2.5 Billion,
   Will Be 5%-10% Accretive to Cash Earnings Per Share in the First Full Year

      $120 Million in Annual Synergies by End of Third Year After Closing;
              $60 Million Expected in First Full Year After Closing

          Company to be Named Dean Foods; Headquarters to be in Dallas

     DALLAS AND FRANKLIN PARK, ILL. - APRIL 5, 2001 - Suiza Foods Corporation (NYSE: SZA) and Dean Foods Company (NYSE: DF) today announced they have signed a definitive agreement under which the two companies will merge to form a national dairy and specialty foods company with $10 billion in revenue. The merged company, to be named Dean Foods, will be well positioned to meet the needs of all customers, whether local, regional or national. Based on the closing stock price of Suiza on April 4, 2001, the transaction is valued at $2.5 billion, including the assumption of $1.0 billion in debt.

     The merger brings together two companies with complementary operations, products and distribution networks, and expands both Suiza's and Dean's geographic reach. Both companies share a common commitment to customer service, product quality and innovation.

     The combined company anticipates achieving annual synergies of $120 million by the end of the third year after closing. $60 million in synergies should be realized in the first full year after closing. The synergies will come from areas spanning the combined company's business, including


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                                       3

general and administrative expenses, purchasing, plant and operating efficiencies, manufacturing, marketing and distribution.

     The transaction will be accretive by 5%-10% in the first year after closing to cash earnings per share. The term `cash earnings per share' assumes the adoption of the new Business Combinations and Intangibles exposure draft issued by the Financial Accounting Standards Board.

     "This is an extremely compelling transaction that offers significant value to shareholders of both companies. The merger is an important step in delivering on our ongoing growth strategy and positioning us for the future," said Gregg Engles, Suiza's Chairman and Chief Executive Officer. "The virtual completion of our national geographic footprint, with its associated benefits in customer service and efficiency across our manufacturing and distribution systems, will provide us material and ongoing benefit. Likewise, the addition of Dean's Specialty Foods and the combination of the National Refrigerated Products group with our Morningstar value-added business will provide an enhanced platform to create shareholder value for years to come."

     Engles continued, "By combining with Dean Foods, we will also generate greater efficiencies and scale to invest in innovation and growth. This opportunity should translate into increased consumption - a benefit for the entire industry, from dairy farmers to consumers."

     Upon closing, the merged company will carry the Dean Foods name and will be headquartered in Dallas. Howard Dean, Chairman and CEO, Dean Foods, will serve as Chairman of the Board of the merged company. Gregg Engles, Chairman and CEO of Suiza Foods, will be CEO of the merged company, and will assume the Chairman's role upon Dean's retirement. Both Dean and Engles will be members of the merged company's executive and management committees.

     The transaction has received the unanimous approval of both companies' Boards of Directors and is expected to close in the third quarter of 2001.

Terms of the Agreement
----------------------

     Under the terms of the agreement, Dean Foods shareholders will receive total consideration of $40.92 per common share, consisting of $21.00 in cash and
0.429 shares of Suiza common stock, a premium of 26% based on the closing prices of both companies on April 4, 2001. Suiza will also assume $1.0 billion of debt.

     Upon completion of the transaction, there will be approximately 43 million basic shares of the new Dean Foods Company stock outstanding, with current Suiza shareholders owning approximately 65% of the company and Dean Foods shareholders holding approximately 35%.

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                                       4


Simultaneously with the change of Suiza's name to Dean Foods on the closing date, its trading symbol on the New York Stock Exchange will be DF.

     The new Dean Foods Board of Directors will consist of the existing 10 Suiza members and 5 members to be nominated by Dean Foods.

     "By combining, Suiza and Dean are demonstrating a commitment to provide our customers with the best possible products and services in every market we serve," said Howard Dean, Dean Foods Chairman and CEO. "The combined resources and strengths of the new Dean Foods should provide greater opportunities for the employees of both companies and lay the foundation for continued growth into the future. I look forward to working with Gregg as the company begins its next stage of growth."

     Engles added: "This merger will create continuing opportunities for our employees as we build a larger, stronger company. We will draw upon the significant industry expertise and talent of both companies."

     Completion of the transaction is contingent upon approval by a majority of shareholders in both companies, certain regulatory approvals and other customary closing conditions.

     The Dean Foods quarterly dividend of $0.225 per common share will be paid at the discretion of the Dean Foods Board until closing. After closing, the dividend will be discontinued.

     Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated were advisors to Suiza; Goldman, Sachs & Co. advised Dean Foods.

Repurchase of DFA Interest
--------------------------

     In connection with the transaction, Suiza has also agreed to repurchase the 33.8% stake in Suiza Dairy Group that is owned by the Dairy Farmers of America, Inc. (DFA) for a consideration of approximately $165 million in cash and the operations of six plants located in five states where Suiza and Dean Foods overlap. Plant names and locations include: Barber, Birmingham, Ala.; Velda, Miami, Fla.; Velda, Winter Haven, Fla.; H. Meyer, Cincinnati, Ohio; Coburg, N. Charleston, S.C.; Cream O Weber, Salt Lake City, Utah. Following the DFA transaction, all of the U.S. Dairy operations will be 100% owned by the shareholders of the new Dean Foods.

     Said Engles, "We carefully analyzed the areas of overlap and identified these operations to resolve potential regulatory concerns and ensure that approval for this pro-competitive transaction is secured in a timely manner. This transaction will create a world-class competitor

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in the food industry. The new Dean Foods will be a powerful platform for driving innovation and efficiency for the benefit of our consumers and customers and for driving growth and profitability for the benefit of our employees and shareholders."

     Merrill Lynch & Co. advised Dairy Farmers of America, Inc. in these transactions.

                                      # # #

     A conference call to discuss the announcement will be held at 10:00 a.m. eastern today. The call may be accessed live by visiting either http://www.suizafoods.com or http://www.deanfoods.com.

ABOUT DEAN FOODS:
     Dean Foods is one of the nation's leading dairy processors and distributors producing a full line of branded and private label products, including fluid milk, ice cream and extended shelf life products, which are sold under the Dean's and other strong regional brand names. Dean Foods is the industry leader in other food products including pickles, powdered non-dairy coffee creamers, aseptically packaged foodservice products, and refrigerated dips and salad dressings. More information about Dean Foods can be found on its web site at http://www.deanfoods.com.

ABOUT SUIZA FOODS:
     Suiza Foods Corporation, based in Dallas, Texas, is the nation's leading fluid dairy processor and distributor, producing a full line of company-branded and customer-branded products. National brands include International Delight(R), Second Nature(R), Naturally Yours(R), Mocha Mix(R), Sun Soy(TM), kidsmilk(TM) and fitmilk(R). Regional brands consist of Adohr Farms(R), Barbe's(R), Brown's Dairy(TM), Broughton(R), Country Fresh(R), Dairymen's(R), Flav-O-Rich(R), Lehigh Valley Farms(R), London's(R), Meadow Gold(R), Model Dairy(TM), Garelick Farms(TM), Oak Farms(R), Robinson(R), Schenkel's All Star Dairy(TM), Schepps(R), Shenandoah's Pride(R), Suiza(TM), Louis Trauth(TM), Tuscan(R), Velda Farms(R) and West Lynn Creamery(R), as well as Celta(R) in Spain. Suiza also sells products under partner or licensed brands in certain regions, including Borden(R), Lactaid(R), Foremost(R) and Pet(R). Additionally, the company owns approximately 43% of Consolidated Container Company, one of the nation's largest manufacturers of rigid plastic containers.

Some of the statements in this press release are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza Foods and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

OTHER LEGAL INFORMATION

Suiza Foods and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement/prospectus when its becomes available and any amendments or supplements to the joint proxy statement/prospectus as well as any other relevant documents filed with the SEC, because they will contain important information concerning the proposed transaction. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza Foods and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400) or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Investor Relations (tel 847-678-1680).

Suiza, Dean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean in favor of the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean. You may obtain the proxy statements of Suiza and Dean free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

CONTACTS:

Suiza Foods                                      Dean Foods
Financial:                                       Financial:
  Cory Olson/P.I. Aquino                          Barbara Klein (847) 233-5263
  (214) 303-2299                                  William Luegers (847) 233-5361
Media:                                           Media:
  Richard Coyle/Owen Blicksilver/Jim Barron       LuAnn Lilja
  (212) 687-8080                                  (847) 233-5459

APRIL 5, 2001


TO OUR SHAREHOLDERS:

We are pleased to inform you of Dean Foods's agreement to merge with Suiza in a cash and stock transaction valued at $2.5 billion. The new company will be a truly national dairy and related products company and will operate under the Dean Foods name. We at Dean Foods are very excited about the growth opportunities posed by this combination, and believe that the action taken is in the best interests of our shareholders. At the same time, we believe that the merger will also benefit consumers and customers as we will become a more efficient dairy and specialty food industry player.

The transaction provides Dean Foods shareholders with a substantial premium and enables them to participate in a combined company with enhanced prospects for growth and profitability. You will receive a total value of $40.92 per share, consisting of $21 cash and 0.429 shares of Suiza common stock. We believe that the combination of cash and your participation in a larger, more competitive company makes this a very compelling transaction. We will be discontinuing dividend payments after the merger is completed - this means that dividends will not be paid for a normal record date occurring after completion of the merger. However, we believe that the long-term potential for enhanced shareholder value more than compensates for the loss of dividends that you would have received as an ongoing Dean Foods shareholder.

Let me briefly state why we are so optimistic about combining Suiza and Dean Foods under one banner:

The combination of our two companies will provide the size, economies of scale and geographic reach to permit us to grow more quickly than otherwise possible and compete more effectively against other beverage category companies. In addition, by combining operations, we will realize sizable efficiencies in production and distribution that will enhance our profitability and also benefit the consumer.

The combined company will have a large array of strong regional dairy brands, spanning virtually the entire United States. The company will also be well-positioned to compete in the critical higher margin category of shelf-stable, value-added products.

In addition, success in our industry increasingly has become the ability to serve effectively, and build relationships, with growing regional and national retail customers. As consolidation continues among our national and multi-regional retail customers, with our expanded product portfolio, geographic reach and distribution efficiencies, we certainly will be a much more effective partner with them.

I hope you share my enthusiasm for this combination, as it will begin what we think is a bright new chapter in Dean Foods' 75-year history. If you have any questions about the transaction, please contact Barbara Klein at (847) 233-5263.

Thank you for your support.

Sincerely,
Howard Dean
Chairman/CEO
Dean Foods

APRIL 5, 2001

DEAR EMPLOYEE:

I wanted to inform you personally of a development in the future of Dean Foods and the dairy industry.

This morning, Dean Foods and Suiza announced plans to merge our two companies to create a leading processor, distributor, and marketer of dairy and other specialty food products.

For Dean Foods, one of the best aspects of this deal is that it positions us for the future without compromising our past. The merged company will retain the Dean Foods name, and I will become the Chairman of the new company. Gregg Engles from Suiza will become the CEO following the merger. I will also be a member of the executive and management committees.

The new Dean Foods company will build on our long and proud history of providing the highest quality, most cost-competitive products and service to customers and consumers for over 75 years. We, of course, will maintain our local, community-based foundations, while we develop a national presence. The new Dean Foods will have the necessary product mix and management depth to grow and compete effectively against larger, diversified food and beverage companies. The combined talent and experience of our employees will be an invaluable resource for the new company. Additionally, the Dean Foods products that you have come to know and enjoy will continue to be available on a regional and national basis.

The merger will benefit Dean Foods employees, customers, consumers, producers, and the industry as a whole. While our dairies will continue to enjoy their familiar neighborhood identity and compete head-to-head with other well-known local and regional rivals, the combined company will open new market opportunities for all of us. The new company will also be better positioned to meet the needs of consumers and our customers at every level - local, regional, and national. At the same time, the new Dean Foods will increase its commitment to introducing new products for our customers and creating consumer excitement over fluid milk and related products. The resulting increase in fluid milk demand will benefit producers and the entire industry.

A basic consideration of this merger is to ensure the continuation of vigorous local and regional competition. While there is very little overlap between Suiza's and Dean Foods' operations, we have concluded that it will be necessary to divest a small number of plants in order to preempt potential regulatory concerns and enable approval for this transaction in a timely manner.

We have therefore agreed to divest a total of four Dean Foods and two Suiza facilities in order to preserve strong competition in every market where the combined company will operate. These facilities are Coburg (South Carolina), Cream o'Weber (Utah), H. Meyer (Ohio) and Barber Milk Plant (Birmingham, Alabama) from Dean Foods, and Velda Miami (Florida) and Velda Winter Haven (Florida) from Suiza.

These six facilities will be acquired by a newly-formed joint venture between DFA, the nation's largest dairy farmer cooperative, and three experienced dairy processors - Tex Beshears, Tracy Noll, and Alan Meyer.

The plants that will be acquired have played a key role in Dean Foods' success to date. However, we concluded that by selling these facilities, we would continue our commitment to a competitive dairy industry, as well as provide for the continued viability of these operations and continued opportunities for the employees who work there.

During this historic and challenging period in the development of our company, I ask that all of us play our part during this period of change by remaining focused on what we do best - making our daily operations a success and continuing to provide our customers and consumers with the highest quality, most cost-competitive products and service in the industry.

This merger is a complex transaction and we anticipate that the transaction will be completed in approximately six to nine months. Throughout this time, we will be providing more information to you. Meanwhile, should you have any questions please contact your supervisor or call our merger hotline at 800-843-8749. If others outside the company ask you questions about the merger, please do not try to answer them - instead simply acknowledge that you know the merger is taking place and refer them promptly to Barbara Klein at (847) 233-5263.

Attached you will find a press release containing further information about the merger. I hope you are as enthusiastic as I am to take part in this dynamic combination of Dean Foods and our new partner, Suiza.

Sincerely,

Howard Dean
Chairman/CEO
Dean Foods

--------------------------------------------------------------------------------
APRIL 5, 2001

DEAR EMPLOYEE:

This morning, Suiza and Dean Foods announced plans to merge our two companies to create a leading processor, marketer and distributor of dairy and specialty food products.

This is an historic period in the development of our two companies. The new combined company, which will adopt the Dean Foods name, will have the product mix, geographic reach, and management depth necessary to compete against larger, more diversified food and beverage companies. The new company also will be committed to reversing declining fluid milk consumption - a trend that has negatively impacted everyone in our industry, from producers, to processors, to distributors and retailers. Additionally, the Dean Foods products that you have come to know and enjoy will continue to be available on a regional and national basis.

A basic consideration of this merger is to ensure the continuation of vigorous local and regional competition. While there is very little overlap between Suiza's and Dean Foods' operations, we have concluded that it will be necessary to divest a small number of plants in order to preempt potential regulatory concerns and enable approval for this transaction in a timely manner.

We have therefore agreed to divest a total of four Dean Foods and two Suiza facilities in order to preserve strong competition in every market where the combined company will operate. These facilities are Coburg (South Carolina), Cream o'Weber (Utah), H. Meyer (Ohio) and Barber Milk Plant (Birmingham, Alabama) from Dean Foods, and Velda Miami (Florida) and Velda Winter Haven (Florida) from Suiza.
These six facilities will be acquired by a newly-formed joint venture between DFA, the nation's largest dairy farmer cooperative, and three experienced dairy processors - Tex Beshears, Tracy Noll, and Alan Meyer. Once the merger is complete, all six plants will be combined with other dairy processing facilities in Texas and Louisiana operated by Milk Products, L.P. under the Borden brand name, and the single Valley Rich plant in Roanoke, Virginia. Together, they will form National Dairy Holdings, L.P., which will be a strong multi-regional competitor with operations spanning the Midwest to the Southeast.

The plants that will be divested have played a key role in the success and development of our companies. However, we concluded that by selling these facilities, we would ensure the continued viability of these operations and continued opportunities for the employees who work at those facilities.

As part of the divestiture agreement National Dairy Holdings, L.P. has made a commitment to maintaining compensation and benefits provided to employees at a level equal to the compensation and benefits provided to employees in their other facilities. You will learn more about how this affects you in the near future. The divestitures will not occur until the merger transaction is completed.

As the merger progresses I would like to ask all of us to remain focused on what we do best - making our daily operations a success, and continuing to provide our customers with the highest quality products and service in the industry. This merger is a complex transaction, and we anticipate that the transaction will be completed in approximately six to nine months. Throughout this time, we will be providing you with regular updates. In the meantime, should you have any questions please contact your supervisor or call our merger hotline at 800-843-8749. If others outside the company ask you questions about the merger, please do not try to answer them - instead simply acknowledge that you know the merger is taking place and refer them promptly to Barbara Klein at (847) 233-5263.

Suiza, Dean Foods and National Dairy Holdings, L.P. are committed to working together to make the transition period as smooth and stable as possible. Attached you will find a press release containing further information about the merger.

Sincerely,

Howard Dean
Chairman/CEO,
Dean Foods

--------------------------------------------------------------------------------

         To our customers:

We are pleased inform you of Dean Foods's agreement to merge with Suiza, creating a leading processor, marketer and distributor of dairy and specialty food products. This merger will result in a new company with well-known, customer-oriented management and a proven track record in meeting customer needs and requirements. The new company will operate under the Dean Foods name.

We believe the merger will provide significant benefits for our customers. First, the new company will have the resources to compete against larger, diversified food and beverage companies, and will be better able to pursue innovation and new marketing opportunities. All of our customers will benefit from advancements to our products, including presentation and packaging, and a more efficient distribution network. In addition, the complementary operations, products and geographic presence of the two companies, along with increased efficiency, will help the new company drive lower costs and continue competitive pricing, ensuring that we are better positioned to meet the needs of our customers at all levels - locally, regionally and nationally.

The merger also means more choices for many of our customers. Super regional and national customers will now have the option of choosing between local purchasing and one-stop shopping for all or a portion of their needs, while local retailers will continue to receive the same high quality service they have come to expect.

At the same time, there will continue to be vigorous local and regional competition, and our dairies will continue to compete head-to-head with other well-known rivals once the merger is completed. To avoid potential regulatory issues, Suiza and Dean Foods have already agreed to divest six plants to a newly-formed joint venture between DFA, the nation's largest dairy farmer cooperative, and three experienced dairy processors - Tex Beshears, Tracy Noll, and Alan Meyer. This will create another strong competitor spanning the Midwest, Southwest and Southeast.

I'd like to emphasize that our dedication to top-quality customer service will continue throughout this process. Once the merger is complete, the new Dean Foods will remain committed to the same high standards of service our customers have come to expect and enjoy from both companies.

Dean Foods has a long and proud history of delivering high-quality, cost-competitive products and services. I'd like to thank each of you for your support, which has enabled us to continue this tradition for over 75 years. We're looking forward to meeting your needs long into the future.

Sincerely,

[SUIZA FOODS LOGO]                                             [DEAN FOODS LOGO]

TRANSACTION FACT SHEET

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                                          SUIZA                             DEAN                         COMBINED
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
Corporate Identity               Suiza Foods Corporation             Dean Foods Company             DEAN FOODS COMPANY
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Year Founded                              1988                              1925                           2001
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Headquarters                           Dallas, TX                     Franklin Park, IL                 DALLAS, TX
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Number of States                           31                                25                             39
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US Dairy Facilities           80 domestic, 3 International                   60                           137(1)
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U.S. DSD Routes                           4,000                             2,200                         6,000
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Employees                                18,000                            14,000                         30,000
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Officers                      Gregg Engles, Chairman & CEO     Howard M. Dean, Chairman & CEO     HOWARD DEAN, CHAIRMAN
                                                                                                    GREGG ENGLES, CEO
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Fiscal Year End                        December 31                   Last Sunday of May                DECEMBER 31
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Sales                                   $5,756M2                          $4,272M(2)                    $9,528M(3)
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EBITDA                                   $520M2                            $339M(2)                      $879M(3)
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Diluted Shares Outstanding                36.7M                             35.6M                         52.4M
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Stock Exchange Listings                 NYSE: SZA                         NYSE: DF                       NYSE: DF
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(1) Adjusted for divestiture of six facilities to DFA as part of the transaction
(2) As of December 2000 for Suiza and as of February 2001 for Dean
(3) Anticipated 1st year net synergies and divestitures

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
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Suiza                                                                Dean
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           Divisions                          Brands                          Divisions                         Brands
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SUIZA DAIRY GROUP                 kidsmilk(TM) and fitmilk(R),       DAIRY GROUP                     Regional brands include Deans,
Branded and private label fresh,  Adohr Farms(R), Barbe's(R),        Fluid milk and other            Milk Chugs(R), McArthur,
flavored, single serve and        Brown's Dairy(TM), Broughton(R),   cultured products including     T.G.Lee, Barber's, Coburg,
extended shelf life fluid milk,   Country Fresh(R), Dairy Gold(R),   ice cream, fresh and aerosol    Mayfield, Purity, Reiter,
organic milk, ice cream and       Dairymen's(R), Flav-O-Rich(R),     whipped cream, half-and-half,   Meadow Brook, Wengert's,
novelties, sour cream, cottage    Garelick Farms(R), Lehigh          flavored milks, cottage         Cream O'Weber, Creamland,
cheese, dips and yogurt,          Valley Farms(R), London's(R),      cheese, sour cream,             Gandy's Price's, Alta Dena and
half-and-half, coffee creamers,   Meadow Gold(R), Model Dairy(R),    lactose-reduced milk            Berkeley Farms and licensed
juice drinks and bottled water    Oak Farms(R), Poudre Valley(R),                                    products including NesQuik,
                                  Robinson(R), Schenkel's All Star                                   Land O'Lakes and Dairy Ease
                                  Dairy, Schepps(R), Shenandoah's
                                  Pride(R), Louis Trauth Dairy(R),
                                  Tuscan(R), Velda Farms(R),
                                  West Lynn Creamery(R)
--------------------------------  ---------------------------------  ------------------------------  -------------------------------
MORNINGSTAR                       International Delight(R),          SPECIALTY FOODS GROUP           Private label pickles and
Branded value-added and           Second Nature(R), Naturally        Pickles, non-dairy coffee       regional brands including
private label extended shelf      Yours(R), Mocha Mix(R),            creamers, puddings and          Arnold, Atkins, Aunt Jane,
life flavored and single serve    Sun Soy(TM)                        sauces                          Bennett, Cates, Dailey,
milk, soymilk, lactose-free                                                                          Heifetz, Hoffman House,
milk, sour cream, cottage                                                                            Nalley, Paramount, Peter
cheese, dips, yogurt, egg                                                                            Piper, Rainbow, Roddenbury,
substitute, half-and-half,                                                                           Schwartz and Steinfeld
coffee creamers, aerosol
and pre-whip topping
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INTERNATIONAL AND PUERTO RICO     SUIZA DAIRY(R) IN PUERTO RICO      NATIONAL REFRIGERATED PRODUCTS  Milk Chugs, Marie's salad
Branded and value-added UHT       Celta(R) in Spain                  GROUP                           dressings, Dean Dips, Dips
milk                                                                 Branded value-added products    for One(TM), Grip N' Go and
                                                                     including intermediate and      Silk Soy Milk (under license
                                                                     extended shelf life products    agreement)
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